UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

PRIVATE MEDIA GROUP, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

74266R104

(CUSIP Number)

Abacus (Nominees) Limited
Elenion Building, 2nd Floor,
5 Themistocles Dervis Street,
CY-1066, Nicosia, Cyprus
+ 35722555800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 10, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74266R104	13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Tisbury Services Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,781,029
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,781,029
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,781,029
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 13.4%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 74266R104	13D	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON Abacus (Nominees) Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cyprus
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,781,029
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,781,029
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,781,029
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 13.4%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 74266R104	13D	Page 4 of 6 Pages

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment”) to Schedule 13D (the “Schedule 13D”) is being filed with the Securities and Exchange Commission with respect to the shares of common stock, par value $0.001 per share (“Common Stock”), of Private Media Group, Inc., a Nevada corporation (the “Issuer”).  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

This Amendment is being filed to amend Items 4 and 7 of the Schedule 13D as set forth below:

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended with the addition of the following:

On or about August 12, 2010, Tisbury, together with Consipio Holding BV (“Consipio”), Ilan Bunomovitz and Claudio Gianascio, filed a complaint against the Issuer and the officers and directors of Issuer in the District Court of Clark County, Nevada, requesting, among other remedies, an injunction under Section 78.650 of the Nevada Revised Statutes to restrain Issuer from issuing additional shares of capital stock or engaging in any related party transactions, and an appointment of a receiver (the “Complaint”).

Tisbury, Consipio, and Messrs. Bunomovitz and Gianascio (collectively, the “Majority Shareholders”), together hold a majority interest in the Issuer.  As holders of more than 50% of the voting power of the Common Stock, the Majority Shareholders executed a written consent dated September 10, 2010 to amend and restate the Issuer’s Bylaws.  The Bylaws, as amended and restated, now, among other things, (1) limit the ability of the Issuer’s Board of Directors without the approval of the shareholders to issue additional shares of capital stock or to approve related party transactions or contracts, and (2) establish the annual meeting date as the third Thursday of November, to be held at the Issuer's executive offices located in San Francisco. The foregoing changes to the Bylaws are not expected to impede the acquisition of control of the Issuer by any person.

In connection with the activities described above, the Reporting Persons may communicate with, and express their views regarding the Issuer, the Complaint and related matters, to other persons, including, without limitation, Consipio, Ilan Bunomovitz and Claudio Gianascio.  However, no agreement has been reached with any of the Majority Shareholders with respect to the acquisition, holding, voting or disposing of Issuer’s equity securities (including the exercise of Tisbury’s voting rights at the Issuer’s annual meeting of shareholders or otherwise).

Tisbury disclaims membership in a group with Consipio Holding BV, Ilan Bunomovitz and Claudio Gianascio pursuant to Section 13(d) of the Securities Exchange Act of 1934.  Tisbury reserves the right in the future to take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, seeking Board representation, making proposals to the Issuer concerning the capitalization of the Issuer, or other actions that may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D.

THIS SCHEDULE 13D IS NOT A SOLICITATION AND NO SHAREHOLDER OF THE ISSUER IS REQUESTED TO TAKE ANY ACTION WITH RESPECT TO THE COMMON STOCK OF THE ISSUER. THE REPORTING PERSONS ARE NOT HEREBY SOLICITING, AND DO NOT INTEND TO SOLICIT, ANY SHAREHOLDER TO VOTE, WITHHOLD A VOTE, GRANT A PROXY WITH REGARD TO, OR IN ANY OTHER WAY TAKE ACTION WITH REGARD TO THE ELECTION OF DIRECTORS OR ANY OTHER MATTER TO BE VOTED UPON AT THE ISSUER’S ANNUAL MEETING OF SHAREHOLDERS OR OTHERWISE.

CUSIP No. 74266R104	13D	Page 5 of 6 Pages

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.
99.1	Agreement of Joint Filing, by and among the Reporting Persons.

CUSIP No. 74266R104	13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 20, 2010
TISBURY SERVICES INC.

By: Golden Lake Trust
Its: Sole Shareholder

By:	Abacus (Nominees) Limited
Its:	Trustee

By:	/s/ Sophia Ioannou
Sophia Ioannou, Director

ABACUS (NOMINEES) LIMITED
By:	/s/ Sophia Ioannou
Sophia Ioannou, Director